Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference of our firm under the caption “Experts” in this Registration Statement on Form S-3 and related Prospectus of Barnes & Noble, Education, Inc. for the registration of the issuance and sale of securities, including the Common Stock, the Preferred Stock, the Debt Securities, the Depositary Shares, Warrants, Units, and Rights, and to the incorporation by reference therein of our report dated July 1, 2024, except for Note 4, as to which the date is December 11, 2024, with respect to the consolidated financial statements of Barnes & Noble Education, Inc. and subsidiaries included in its Current Report on Form 8-K dated December 11, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Iselin, New Jersey

January 10, 2025